June 16, 2008

120 Monument Circle

Indianapolis, IN 46204-4903

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2008

File No. 001-16751

Dear Mr. Rosenberg:

I am writing as a follow up to my conversation on June 16th with Tabatha Akins, Staff Accountant, to confirm that WellPoint, Inc. (the “Company”) will respond to the United States Securities and Exchange Commission (the “Commission”) comment letter dated June 4, 2008 relating to the above-referenced filings of the Company (the “Comment Letter”) by July 2, 2008. The Comment Letter provides that we should respond within 10 business days of the date of the Comment Letter (which is June 18th) or tell the Commission when we will provide a response prior to the expiration of the 10-day period. Ms. Akins indicated that it would be acceptable for the Company to send a response letter to the Commission by July 2, 2008.

If you have any questions, please call me at (317) 488-6562.

Very Truly Yours,

/s/ Kathleen S. Kiefer
Kathleen S. Kiefer
Associate General Counsel